EXHIBIT TO ITEM 77D

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective June 22, 2015, the Sterling Capital Strategic
Allocation Conservative Fund changed its name to the Sterling
Capital Diversified Income Fund.

Effective June 22, 2015, the investment objective of the Sterling Capital Diversified Income Fund was modified and is stated as follows:

Investment Objective

The Fund seeks income and capital appreciation by investing in a broad range of income-generating asset classes and strategies.

Effective June 22, 2015, the principal strategy of the Sterling
Capital Diversified Income Fund was modified and is stated as follows:

Principal Strategy

To pursue its investment objective, under normal market conditions, the Fund allocates its assets among (i) registered open-end and closed-end investment companies (including exchange-traded funds) that are not a part of the Sterling Capital Funds group of investment companies and (ii) Sterling Capital Funds (collectively, the "Underlying Funds"). The portfolio management team will make allocation decisions according to their outlook for the economy, financial markets and relative market valuation of the Underlying Funds. Under normal circumstances, the Fund intends to invest substantially all of its assets in Underlying Funds to the extent consistent with the Fund's investment objective.

The Fund expects to invest approximately 25% to 55% of its total assets in Underlying Funds which invest mainly in equity securities and approximately 45% to 75% of its total assets in Underlying Funds which invest mainly in debt securities (including investment grade and high yield ("junk") bonds, floating rate securities, loans, mortgage-backed and asset-backed securities, U.S. government securities, municipal securities and insurance-linked securities). The Fund may invest in Underlying Funds that invest in securities of U.S., international and emerging market issuers. The Fund may invest in Underlying Funds that engage in long/short equity strategies and in options writing strategies (including cash-secured put writing and covered call writing) and that invest in derivatives, master limited partnerships ("MLPs"), real estate investment trusts ("REITs") and preferred stocks.

The Fund may invest in money market funds during periods of large shareholder inflows, when the portfolio management team is rebalancing the portfolio or for temporary cash management purposes.